May 23, 2003

Via EDGAR and Facsimile
-----------------------

Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, DC  20549

          Re:  Noveon International, Inc.
               Registration Statement on Form S-1 (File No. 333-97407)


Ladies and Gentlemen:

     In accordance with Rule 477 promulgated under the Securities Act of 1933, as amended (the "Securities Act"), Noveon International, Inc. (the "Company") hereby requests withdrawal of its Registration Statement on Form S-1 (File No. 333-97407) together with all exhibits and amendments thereto (the "Registration Statement"), that was originally filed with the Securities and Exchange Commission (the "Commission") on July 31, 2002 and amended on September 9, 2002 and September 27, 2002. The Company requests withdrawal of its Registration Statement due to market conditions. None of the Company's securities have been sold under the Registration Statement.

     If you have any questions with respect to this request, please call David C. Golay of the law firm of Fried, Frank, Harris, Shriver & Jacobson at (212) 859-8164 or the undersigned at (216) 447-6412. Please notify the undersigned or Mr. Golay of the consent of the Commission to the withdrawal of the Registration Statement by a telephone call. Please also provide a facsimile copy of the Commission's order consenting to the withdrawal of the Registration Statement to the undersigned at (216) 447-5730 and Mr. Golay at (212) 859-8586.

                               Sincerely,

                               Noveon International, Inc.

                               /s/ Christopher R. Clegg
                               ---------------------------------------
                               Christopher R. Clegg
                               Senior Vice President, General Counsel and
                               Secretary